Exhibit 99.4

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

Form of Proxy for use at the Annual General Meeting to be held on June 26, 2023

Number of shares to which this form of proxy relates(Note 1)	Class A Ordinary Shares
Class B Ordinary Shares

I/We,(Note 2)

of

being the registered holder(s) of____________________________________ Class A Ordinary Shares/Class B Ordinary Shares(Note 3) in the issued share capital of the KANZHUN LIMITED (the “Company”), HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 4) or ___________________

of

as my/our proxy to attend the annual general meeting (and any adjourned meeting) of the Company (the “Annual General Meeting”) to be held at 21/F, Grandyvic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, China, on Monday, June 26, 2023 at 3:00 p.m. for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting and at such meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below.

ORDINARY RESOLUTIONS(Note 11)		FOR(Notes 5 & 6)	AGAINST(Notes 5 & 6)
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2022 and the reports of the Directors and independent auditor thereon.
2.	To re-elect Mr. Yu Zhang as an executive Director.
3.	To re-elect Mr. Xu Chen as an executive Director.
4	To re-elect Mr. Haiyang Yu as a non-executive Director.
5.	To authorize the Board to fix the remuneration of the Directors of the Company.
6.	To grant a general mandate to the directors of the Company to issue, allot and deal with additional Class A Ordinary shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution.
7.	To grant a general mandate to the directors of the Company to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.
8.	To extend the general mandate granted to the directors of the Company to issue, allot and deal with additional shares in the capital of the Company by the aggregate number of the shares repurchased by the Company.
9.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2023.

Dated this____________ day of____________________ 2023	Signature(Note 7):

Notes:

1.	Please state the number of relevant class(es) of Ordinary Shares to which this form of proxy relates in the box on the top right hand corner. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	Please insert the number of Ordinary Shares of the Company registered in your name(s) and delete as appropriate.
4.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” here inserted and insert the name and address of the proxy desired in the space provided. A member of the Company who is the holder of two or more shares may appoint any number of proxies (who must be individuals) to attend and vote on his/her/its behalf at the Annual General Meeting provided that if more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT. The proxy need not be a member of the Company but must attend the meeting in person to represent the member.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his/her votes at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the Annual General Meeting.

6.	All resolutions will be put to vote by way of poll at the meeting. A person entitled to more than one vote on a poll need not use all his/her votes or cast all the votes he/she uses in the same way and in such cases, please state the relevant number of shares in the appropriate box(es) above.
7.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
8.	To be valid, this form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited (for both holders of Class A Ordinary Shares and holders of Class B Ordinary Shares), at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for holding the meeting (i.e. not later than 3:00 p.m. on June 24, 2023) or the adjourned meeting thereof.
9.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names of the joint holders stand in the register of members of the Company in respect of the joint holding.
10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting and, in such event, the form of proxy shall be deemed to be revoked.
11.	The description of the resolutions is by way of summary only. The full text of the resolutions is set out in the notice of the Annual General Meeting.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM of the Company (the ‘Purposes’). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorised by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address.